SEC
Mail Processing
Section

AUG 1 1 2021

Washington DC
416



21004767

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC FILE NUMBER

8-69158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2020** AND ENDING **06/30/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KPG Capital Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2078 Prospector Avenue, Unit 11

(No. and Street)

Park City   **UT**   **84060**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

420 Lexington Ave., Ste 2160   **New York**   **NY**   **10170**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Shauna Bushman_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__KPG Capital Partners LLC_____, as
of __JUNE 30_____, 20 _21___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPG Capital Partners, LLC

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended June 30, 2021

KPG Capital Partners, LLC

Contents
For the Year Ended June 30, 2021

Financial Statements

Supplementary Information

Independent Auditors' Report on Exemption Report



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
KPG Capital Partners, LLC
2078 Prospector Avenue, Unit 11
Park City, UT 84060

Opinion on the Financial Statements

We have audited the accompanying balance sheet of KPG Capital Partners, LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" has been subjected to audit procedures performed in conjunction with the audit of the KPG Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2014.

New York, NY
August 5, 2021

KPG Capital Partners, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2021

ASSETS

Cash	$	184,912
Accounts Receivable		558,800
Prepaid Expenses		42,967
Security Deposit		1,800
TOTAL ASSETS	$	788,479

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts Payable and Accrued Expenses	$	16,391
Bank Loan Payable (Note 3)		40,682
TOTAL LIABILITIES	$	57,073

COMMITMENTS AND CONTINGENCIES (Notes 4 & 6)

MEMBERS' EQUITY		731,406
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	788,479

KPG Capital Partners, LLC

REVENUE:

Management Fees and Incentive Fees	2,834,778
Debt Forgiveness Revenue	41,600
Total Revenue	2,876,378

OPERATING EXPENSES:

Guaranteed payments	1,622,500
Salaries, registered representative compensation and related costs	124,023
Rent expense	17,450
Dues and subscriptions	13,526
Data services	26,034
Professional fees	986,669
Office and other expenses	22,224
Regulatory fees	47,301
Insurance	32,519
Travel & entertainment expenses	69,915
Telephone	2,587
Total expenses	2,964,748

NET LOSS	$ (88,370)

KPG Capital Partners, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
For the Year Ended June 30, 2021

MEMBERS' EQUITY, JUNE 30, 2020	$	819,776
Net loss		(88,370)
MEMBERS' EQUITY, JUNE 30, 2021	$	731,406

KPG Capital Partners, LLC

OPERATING ACTIVITIES:

Net income (loss)	$ (88,370)
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in prepaid assets	(16,029)
Decrease in receivables	27,847
Decrease in security deposits	-
Increase in accounts payable and accrued expenses	960
	-
Net cash used by operating activities	(75,592)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Bank Loan	40,682
Debt Forgiveness Revenue	(41,600)

NET CASH USED BYFINANCING ACTIVITIES	(918)
NET DECREASE IN CASH	(76,510)
CASH AT BEGINNING OF YEAR	261,422
CASH AT END OF YEAR	$ 184,912

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
TAXES	$ -

KPG Capital Partners, LLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "LLC") was formed on December 16, 2011 as a Delaware limited liability company and is solely owned by Ken Gettinger individually. The LLC began operations as a broker dealer on March 27, 2013 as a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to raise capital and receive management and/or incentive fees based on capital raised.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns management fees based on a percentage of capital introduced to its customers, as well as incentive fees based on performance of the capital invested into the customers. Revenues are recorded on the accrual basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Income taxes – The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the personal tax return of the sole member.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Bank Loan Payable**

On April 20, 2020 the Company received a $41,600 Paycheck Protection Program loan (PPP). The PPP is a Small Business Association (SBA) loan designed to provide a direct incentive for small businesses to keep their workers on the payroll. The debt was forgiven on January 28, 2021 and is reported on the Statement of Operations as Debt Forgiveness Revenue. The Company applied for a second PPP loan in the amount of $40,682. The loan was received on February 2, 2021 and is reported on the Statement of Financial Condition as Bank Loan Payable.

PPP loans bear interest at 1%, defer loan payments for six months and no collateral or personal guarantees are required.

Most importantly, the SBA will forgive the entire loan if all employee criteria are met and the funds are used for eligible expenses.

4. **Commitments**

Office Space: The LLC leases its office space under a lease which expires on October 31, 2021. The future minimum rental commitment through termination is:

Year	Amount
2021	$5,500

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2019, since, as of July 1, 2020, the Company does not maintain any lease in excess of a one year term, the Company does not have a right to use asset or an offsetting lease obligation. As such, there is no impact to the Company's net capital.

5. **Net Capital Requirements**

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2021, the LLC had net capital of $127,838 which was $122,838 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 13%.

6. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through August 5, 2021, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2021

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	731,406
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(603,568)
NET CAPITAL	$	127,838
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	16,391
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital	$	122,838
Excess net capital at 1,000 percent	$	122,838
Percentage of aggregate indebtedness to net capital		13%

There are no material differences between the preceding
computation and the Company's corresponding unaudited Part II of
Form X-17A-5 as of June 30, 2021

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of the Reserve Requirements and Information Relating
to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2021

The Company claims exemption from the requirements of Rule 15c3-3, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
KPG Capital Partners, LLC
2078 Prospector Avenue, Unit 11
Park City, UT 84060

<u>Report of Independent Registered Public Accounting Firm</u>

Gentlemen:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) KPG Capital Partners, LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 5, 2021

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Exemption Report
For the Year Ended June 30, 2021

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's primary business activity is to raise capital and receive management and/or incentive fees based on capital raised, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signature: *Shauna Buchman*

Title: CCO

Date: 8/5/21

KPG CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended June 30, 2021

KPG Capital Partners, LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended June 30, 2021

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 2,876,378
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 2,876,378

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 2,876,378
General Assessment	4,315

Assessment Remittance:

Less: Payment made with Form SIPC-6 in January, 2021	(2,381)
Assessment Balance Due	$ 1,934

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended June 30, 2021:

SIPC Net Operating Revenues as computed by the Company on Amended Form SIPC-7	$ 2,876,378
SIPC Net Operating Revenues as computed above	2,876,378
Difference	$ -



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
KPG Capital Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by KPG Capital Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating KPG Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. KPG Capital Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on KPG Capital Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of KPG Capital Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs, LLP
New York, NY
August 5, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __June 30, 2021__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KPG Capital Partners, LLC
2078 Prospector Avenue, Unit 11
Park City UT 84060

8-69158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A. General Assessment (item 2e from page 2) — $4,315

   B. Less payment made with SIPC-6 filed (**exclude interest**)
   January 26, 2021
   _____
   Date Paid — (2,381)

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — 1,934

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $1,934

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
   Total (must be same as F above) — $1,934

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KPG Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

Monique Ramiro (Authorized Signature)

Accountant
(Title)

Dated the __13th__ day of __July__, 20__21__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2020
and ending June 30, 2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,876,378

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

  Enter the greater of line (i) or (ii)

  Total deductions

2d. SIPC Net Operating Revenues $ 2,876,378

2e. General Assessment @ .0015 $ 4,315

   (to page 1, line 2.A.)

2